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September 8, 2000

H. Roger Schwall
Assistant Director
Securities & Exchange Commission
Washington, D.C. 20549-0405

Re: Internet Culinary Corporation, Amendment No. 4 to 10SB

Dear Mr. Schwall:

This refers to the above referenced Amendment No. 4 to the 10SB filed on behalf of the issuer on May 4, 2000.

I am general counsel to the corporation and during a review of the recent filing, discovered that the file does not contain certain necessary signatures to documents which needed to be obtained at the time the filing was made due to an inadvertance of company staff.

For that reason, it is necessary to withdraw the above referenced Amendment No. 4 and it will be resubmitted when the proper authorizations are obtained.



Sincerely,

LAWRENCE R. YOUNG & ASSOCIATES, P.C.


By: /s/ Lawrence R. Young

Attorney at Law
General Counsel to
INTERNET CULINARY CORPORATION